--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140.



--------------------------------------------------------------------------------

                                  ATTUNITY LTD



6-K Items

1. Attunity Ltd Proxy Statement for Annual General Meeting to be held December 27, 2004.

2.   Attunity Ltd Form of Proxy Card.

                                                                          ITEM 1

                                  ATTUNITY LTD.

November 23, 2004

              NOTICE OF 2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 27, 2004

To the Shareholders of Attunity Ltd. ("we", "Attunity" or the "Company"):

     We cordially invite you to the 2004 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") of Attunity to be held at 10:00 a.m. (Israel time), on Monday, December 27, 2004, at our offices at 8 Aba Even Boulevard, Herzelia Pituach, Israel, for the following purposes:

     (1)  To elect five directors;

     (2)  To elect Mr. Zamir Bar-Zion as outside director;

     (3)  To clarify and approve compensation to our non-employee directors;

     (4) To clarify and approve the grant of options to our non-employee directors;

     (5) To amend our 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares;

     (6) To ratify and approve terms of indemnification and exculpation of our directors;

     (7) To ratify and approve terms of procurement of directors and officers' liability insurance policy;

     (8) To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors' remuneration in accordance with the volume and nature of their services; and

     (9) To review and consider our auditors' report and our consolidated financial statements for the year ended December 31, 2003.


         The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

     Shareholders of record at the close of business on November 22, 2004 are entitled to notice of and to vote at the Meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the Meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

                                            By order of the Board of Directors,
                                                /s/Shimon Alon
                                                SHIMON ALON
                                            Chairman of the Board of Directors

                                                /s/Dror Harel-Elkayam
                                                DROR HAREL-ELKAYAM
                                                VP Finance & Secretary

                                  ATTUNITY LTD.
                                Einstein Building
                        Tirat Carmel, Haifa 39101, Israel
                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                   2004 ANNUAL GENERAL MEETING OF SHAREHOLDERS

     This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Attunity Ltd. ("we", "Attunity" or the "Company") to be voted at the 2004 Annual General Meeting of Shareholders (the "Annual General Meeting" or the "Meeting") and at any adjournment thereof, pursuant to the accompanying Notice of 2004 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time), on Monday, December 27, 2004, at our offices at 8 Aba Even Boulevard, Herzelia Pituach, Israel. This Proxy Statement and the enclosed proxy card are being mailed to shareholders on or about November 29, 2004.

Purpose of the Annual General Meeting

     It is proposed that at the Meeting resolutions be adopted (1) to elect five directors; (2) to elect Mr. Zamir Bar-Zion as outside director; (3) to clarify and approve compensation to our non-employee directors; (4) to clarify and approve the grant of options to our non-employee directors; (5) to amend our 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares; (6) to ratify and approve terms of indemnification and exculpation of our directors;
(7) to ratify and approve terms of procurement of directors and officers' liability insurance policy; and (8) to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors' remuneration in accordance with the volume and nature of their services.

     In addition, our auditors' report and our consolidated financial statements for the year ended December 31, 2003 will be reviewed and considered at the Meeting.

Recommendation of the Board of Directors

     Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement. Record Date; Outstanding Securities; Quorum

     Only holders of record of our ordinary shares, par value (nominal value) NIS 0.1 per share, as of the close of business on November 22, 2004, or the record date, are entitled to notice of, and to vote at, the Meeting. As of November 1, 2004, there were outstanding 15,315,073 ordinary shares. Each ordinary share entitles the holder to one vote.

     According to our Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing one third of the total voting rights in the Company. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

Voting and Proxies

     Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted in accordance with the recommendation of the Board of Directors. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

     We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited chiefly by mail and may also be solicited personally or by telephone by our directors, officers and employees; none of whom will receive additional compensation therefore. However, we may retain an outside professional to assist in the solicitation of proxies. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission ("SEC") concerning the sending of proxies and proxy material to the beneficial owners of stock.

     You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person.

     Joint holders of shares should take note that, pursuant to Article 40 of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information as of November 1, 2004 regarding the beneficial ownership by (i) each of our directors, (ii) all shareholders known to us to own beneficially more than 5% of our ordinary shares and (iii) all directors and executive officers as a group:


                                                               Number of Ordinary                  Percentage of
                                                               Shares Beneficially                  Outstanding
                                                                   Owned (1)                     Ordinary Shares (2)
                                                               -------------------               -------------------
Shimon Alon ...........................................           1,278,041(3)                         7.9%
Dov Biran..............................................             882,053(4)                         5.8%
Arie Gonen.............................................           1,650,000(5)                        10.5%
Dan Falk...............................................              10,000(6)                          *
Aki Ratner ............................................             680,453(7)                         4.3%
Anat Segal.............................................              10,000(8)                          *
Ron Zuckerman..........................................           1,228,041(9)                         7.6%
Messrs. Shimon Alon, Aki Ratner, Ron Zuckerman and other
  investors represented by them........................           6,570,654(10)(11)                   33.0%
All directors and executive officers as a group
  (7 persons)..........................................           7,599,374                           38.1%

------------------
*    Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2) The percentages shown are based on 15,315,073 ordinary shares issued and outstanding as of November 1, 2004.

(3) Mr. Alon is the Chairman of our Board. Includes: 406,362 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 135,454 ordinary shares issuable upon exercise of Series B

     Warrants, exercisable at an exercise price of $2.00 per share; 150,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; and 210,286 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(4) Mr. Biran is a member of our Board. Includes 15,000 ordinary shares issuable upon exercise of warrants having an exercise price of $1.75 per ordinary share and 3,333 ordinary shares subject to currently exercisable options.

(5) Mr. Gonen is our former Chief Executive Officer. Includes 400,000 ordinary shares subject to currently exercisable options granted under our stock option plan, exercisable at an exercise price of $1.75 per share. Such options will expire on September 30, 2009.

(6) Mr. Falk is a member of our Board. These ordinary shares are subject to currently exercisable options.

(7)  Mr.  Ratner  is our Chief  Executive  Officer  and a member  of our  Board.
     Includes: 176,679 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 58,893 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share; 190,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; and 91,429 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(8) Ms. Segal is a member of our Board. These ordinary shares are subject to currently exercisable options.

(9) Mr. Zuckerman is a member of our Board. Includes: 406,363 ordinary shares issuable upon exercise of Series A Warrants, exercisable at an exercise price of $1.75 per ordinary share; 135,454 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share; 100,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; and 210,286 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(10) Includes:  2,208,489  ordinary  shares  issuable  upon exercise of Series A
     Warrants, exercisable at an exercise price of $1.75 per ordinary share; 736,162 ordinary shares issuable upon exercise of Series B Warrants, exercisable at an exercise price of $2.00 per ordinary share; 440,000 ordinary shares issuable upon exercise of May 2004 Warrants, exercisable at an exercise price of $1.75 per ordinary share; and 1,142,857 ordinary shares issuable upon the conversion of five-year convertible debentures, at a conversion price of $1.75 per ordinary share.

(11) Under a certain Stockholders Agreement dated December 23, 2003, as amended in February 2004, by and among Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner, and other investors represented by them, among other things, Messrs. Alon, Zuckerman and Ratner (i) were granted, in any combination of two signatures of such persons, joint sole discretionary authority over the disposition of the ordinary shares, the exercise of the warrants and the conversion of the convertible promissory notes, which were purchased by or issued to such group of investors pursuant to or in connection with a certain Purchase Agreement dated December 23, 2003, and the disposition of the shares underlying such warrants and convertible promissory notes; and
     (ii) were appointed, in any combination of two signatures of such persons, as the group's attorneys in fact, acting jointly, with sole discretionary power to exercise the voting rights of each of the securities acquired pursuant to the Purchase Agreement.

                 *PROPOSALS FOR THE 2004 ANNUAL GENERAL MEETING*

                       ITEM 1--ELECTION OF FIVE DIRECTORS
                           (Item 1 on the Proxy Card)

     Our directors, other than the outside directors (see in Item 2 below for further details), are elected at each annual meeting of shareholders. We are presenting five nominees for election as directors at the Meeting, all such nominees being current members of our Board of Directors. These nominees were recommended to our Board of Directors by the Nominating Committee which was formed in October 2004 to assist the Board in identifying individuals qualified to become Board members. The members of the Nominating Committee are Ms. Anat Segal, our outside director, and Mr. Shimon Alon, Chairman of our Board of Directors.

     Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

     The nominees, their present principal occupation or employment, the year in which each first became a director of Attunity and a brief biography are set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption "Security Ownership of Certain Beneficial Owners and Management."

                                                                                              Director
Name                       Principal Occupation or Employment                        Age       Since
----                       ----------------------------------                        ---       -----

Shimon Alon (1)            Chairman of our Board of Directors                         53       2004
Dov Biran                  Professor of computers and information systems,            51       2003
                           Northeastern University
Dan Falk                   Director of companies                                      59       2002
Aki Ratner (1)             Our Chief Executive Officer                                48       2004
Ron Zuckerman (1)          Director of companies                                      47       2004

--------------

(1) These directors were initially appointed to our Board of Directors pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, by and between Attunity and Messrs. Shimon Alon, Ron Zuckerman, Aki Ratner and other investors represented by them (the "Purchasers"). Under the purchase agreement, the Purchasers are entitled to designate two members for election to our Board so long as they continue to beneficially own at least 15% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants), and to designate one member for election to our Board so long as they continue to beneficially own at least 5% of our issued and outstanding ordinary shares, on an as converted basis (excluding unexercised warrants). We are required to use our best efforts to ensure that such director(s) is/are duly elected to the Board of Directors and, subject to applicable law and Nasdaq rules and regulations, to appoint such director(s) to each committee of our Board of Directors.

     Shimon Alon was appointed Chairman of our Board of Directors in May 2004. From September 1997 until June 2003, Mr. Alon served as Chief Executive Officer of Precise Software Solutions Ltd., or Precise, a leading provider of application performance management. Since the acquisition of Precise by Veritas Software Corp., or Veritas, in June 2003, Mr. Alon serves as an executive advisor to Veritas. Prior to Precise, Mr. Alon held a number of positions at Scitex Corporation Ltd. and its subsidiaries, including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

     Dr. Dov Biran was appointed to our Board of Directors in December 2003. Dr. Biran has been a professor of computers and information systems at Northeastern University in Boston since September 2001. Prior thereto, Dr. Biran served as acting Chief Executive Officer, Chief Technology Officer and a director of Attunity from March 2000 through October 2001. Dr. Biran was the founder and president of Bridges for Islands, which was acquired by us in February 2000. For over thirty years he has held various positions in the Information Technology, or IT, area, including founder and Chief Executive Officer of Optimal Technologies, a consulting IT firm, Chief Information Officer of Dubek Ltd., officer in the computer unit of the Israeli Defense Forces and as an adjunct professor at Tel Aviv University. His areas of expertise include integration and Web technologies. Dr. Biran holds a B.Sc. degree in operations research and an M.B.A. and a Ph.D. degrees in computers and information systems from Tel Aviv University.

     Dan Falk was appointed to our Board of Directors in April 2002. From 1999 until 2000, he served as the President and Chief Operating Officer and then Chief Executive Officer of Sapiens International Corporation N.V., or Sapiens, a publicly traded company that provides cost-effective business software solutions. From 1995 until 1999, Mr. Falk was Executive Vice President and Chief Financial Officer of Orbotech, a maker of automated optical inspection and computer aided manufacturing systems. From 2000 until 2003, Mr. Falk served as the chairman of the board of directors of Atara Technology Ventures and is a member of the boards of directors of Orbotech, Nice System Ltd, Orad Hi-Tec Systems Ltd., Netafim Ltd, Visionix Ltd., Ramdor Ltd., Medcon Ltd., Dor Chemicals Ltd, Poalim Ventures 1 Ltd, Clicksoftware Ltd., Rontech Ltd, Ormat Industries Ltd and Plastopil Ltd. He holds an M.B.A. degree from the Hebrew University School of Business.

     Itzhak (Aki) Ratner was appointed as our Chief Executive Officer and a member of our Board of Directors in July 2004. He was the President of Precise from December 2000 to June 2003 and served as its Vice President of Research and Development from May 1997 to September 2000. After the acquisition of Precise by Veritas in June 2003, Mr. Ratner served as Senior Vice President for Integration at Veritas. Mr. Ratner served in the Israeli Air Force from 1981 to 1996 where he combined operational responsibilities between flying and numerous software development management positions. He holds a B.Sc. degree in mathematics and computer science from Bar-Ilan University.

     Ron  Zuckerman  was  appointed to our Board of  Directors in May 2004.  Mr.
Zuckerman was a founder of Sapiens International Corporation and currently serves as the Chairman of its board of directors. He was a founder of Precise and served as the Chairman of its board of directors until it was acquired by Veritas in June 2003. Mr. Zuckerman is a founder of, and serves as a managing partner in, Magnum Communications Fund and the First Israeli Turnaround Fund. He holds a B.Sc. degree in economics from Brandeis University.

     We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. In the event such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. Except as described above, we do not have any understanding or agreement with respect to the future election of any of the nominees named.

     It is proposed that at the Meeting, the following resolution be adopted (with respect to each nominee):

         "RESOLVED, that each of the nominees named in Item 1 of the Proxy Statement be, and he or she hereby is, elected as a director of Attunity to hold office until the next annual general meeting, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of Attunity or applicable law."

     Shareholders may vote in favor of the election of all the nominees named above, or may withhold their vote in respect of all or some of such nominees. The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy, and voting thereon, is required to elect each of the nominees named above as a director.

     The Board of Directors recommends a vote FOR the election of all of the nominees named above.

Executive Compensation

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2003:

                                                    Salries, fees,                  Pension, retirement
                                                commissions and bonuses             and similar benefits
                                                -----------------------             --------------------
All directors and executive officers as a
group, consisting of 7 persons...........               $807,032                           $95,596

     We provide automobiles to our executive officers in Israel pursuant to standard policies and procedures. Non-employee directors received an annual fee of $9,000 and an attendance fee of $300 per meeting attended (see the proposal in Item 3 below).

                     ITEM 2--ELECTION OF AN OUTSIDE DIRECTOR
                           (Item 2 on the Proxy Card)

     Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Israeli Companies Law, 5759-1999 (the "Companies Law") to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or the company's affiliates, as such terms are defined in the Companies Law. The term "affiliation" includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director.

     The outside directors generally must be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Under the Companies Law, each committee of a company's board of directors empowered with powers of the board of directors is required to include at least one outside director, except that the audit committee must be comprised of at least three directors, including all of the outside directors.

     Ms. Anat Segal, who was elected as an outside director of the Company in December 2002 for a three-year term, will continue as an outside director until our 2005 annual general meeting of shareholders, and thereafter her office may be renewed for only one additional three-year term.

     At the Meeting, shareholders will be asked to elect Mr. Zamir Bar-Zion as an outside director of the Company for a term of three years. The Company has received a declaration from such nominee, confirming his qualifications under the Companies Law to be elected as an outside director of the Company.

     A brief biography of the nominee is set forth below:

     Zamir Bar-Zion (age 47) served as Managing Director for Nessuah Zannex & Co./USBancorp Piper Jaffray from 1998 through 2001. From 1995 to 1998, Mr. Bar-Zion served as a private financial consultant. As of May 2004, Mr. Bar-Zion rejoined Exellence Neshua/Piper Jaffray as the MD Investment Banking in Israel. Mr. Bar-Zion received his B.Sc. in Computer Science and Finance from New York
Institute of Technology, an M.A. from the Department of Finance from Pace University, New York, and a PMD from the Program Management Development Program at Harvard University.

     It is proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that Mr. Zamir Bar-Zion be elected as an outside director of Attunity for a term of three years."

     Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the Meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not "controlling shareholders" (as such term is defined in the Companies
Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed one percent of Attunity's outstanding shares. As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law. Subject to the Companies Law, in the event that Mr. Zamir Bar-Zion should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an outside director.

     The Board of Directors recommends a vote FOR the election of the nominee named above as an outside director.

Outside Director Continuing in Office

     Anat Segal, who was elected as an outside director of the Company in December 2002 for a three-year term, continues to serve the Company as an outside director. A brief biography of Ms. Segal follows.

     Anat Segal has acted as an independent advisor providing investment-banking services and financial and strategic consulting to, mainly, high-tech companies since January 2000. She is also a Managing Partner in Xenia Ventures, a technology incubator based in Kiryat Gat, Israel and a director of Orad Hi-Tec Systems Ltd., Marathon Venture Capital Fund Ltd. and Prior-Tech Ltd.. From 1998 to early 2000, she has served as the Managing Director and Head of Corporate Finance of Tamir Fishman & Co., which was then an Israeli strategic affiliate of Hambrecht and Quist. From 1996 until 1998, she served as a Vice President of Investment Banking, Robertson Stephens & Co/Evergreen. From 1990 until 1996, Ms. Segal held senior positions with Bank Hapoalim Group and Poalim Capital Markets. Ms. Segal holds a B.A. degree in Economics and Management, an M.B.A. degree and an L.L.B. degree from Tel Aviv University.

               ITEM 3--COMPENSATION TO OUR NON-EMPLOYEE DIRECTORS
                           (Item 3 on the Proxy Card)

     The Companies Law provides that outside directors are entitled to receive compensation and reimbursement of expenses pursuant to regulations promulgated under the Companies Law. Pursuant to such regulations, companies whose shares are traded on an exchange outside Israel, such as Attunity, where the foreign (non-Israeli) law imposes additional obligations on outside directors, more burdensome than those imposed under Israeli law, may pay their outside directors a maximum annual directors fee of NIS 100,000 per annum and a maximum attendance fee of NIS 3,000 per meeting, in both instances linked twice yearly to the Israeli Consumer Price Index (CPI). These fees currently equate to approximately $22,600 and $680, respectively. By comparison, we pay our non-employee directors (including outside directors) an annual fee of $9,000 and an attendance fee of $300 per meeting attended.

     Pursuant to the Companies Law, the terms of compensation for directors of a public company, such as Attunity, require approval of the audit committee, board of directors and shareholders, in that order. In the past year, several key changes to the Company's management team were effected, including the addition of three new directors, two of whom are non-employee directors. To avoid any doubt about the authority of the Company to pay annual and attendance fees to such non-employee directors, it is proposed to adopt a clarifying resolution at the Meeting that authorizes the Company to pay our non-employee directors, including outside directors, who may serve the Company from time to time, an annual directors' fee of $9,000 and an attendance fee of $300 per meeting attended, in compliance with the regulations under the Companies Law regarding outside directors. Our Audit Committee and Board of Directors have approved such fees, subject to the approval of the shareholders at the Meeting.

     It is therefore proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the Company is authorized to pay an annual directors fee of $9,000 and an attendance fee of $300 per meeting attended, in accordance with applicable law and regulations, in respect of all persons who shall, from time to time, serve as non-employee directors of the Company, including outside directors."

     The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

     The Board of Directors recommends a vote FOR approval of the foregoing resolution.

             ITEM 4--GRANT OF OPTIONS TO OUR NON-EMPLOYEE DIRECTORS
                           (Item 4 on the Proxy Card)

     Pursuant to the Companies Law, the terms of compensation for directors of a public company, such as Attunity, including grants of options, require approval of the audit committee, board of directors and shareholders, in that order.

     In December 2002 and December 2003, our shareholders approved the grant of options under our stock option plans to purchase 10,000 ordinary shares to each of Anat Segal, Dan Falk and Dov Biran, each of whom is a non-employee director, as well as two other persons who served as non-employee directors at that time, for each year for which such director holds office, at an exercise price equal to the fair market value of the ordinary shares on the date of the grant (the "Previous Grants").

     In November 2004, our Audit Committee and Board of Directors adopted a policy, according to which each of our non-employee directors, who may serve the Company from time to time, including our continuing outside director, will be granted options, as follows (the "Proposed Grants"):

     o grant of options under our stock option plans to purchase 10,000 ordinary shares for each year for which such non-employee director holds office, beginning with a grant of options to purchase 10,000 ordinary shares which will be made on the date of the Meeting (and thereafter, grants of options to purchase additional 10,000 ordinary shares which will be made on the date of each annual meeting in which such director is elected or reelected);

     o an exercise price of all options equal to the fair market value of the ordinary shares on the date of the grant (i.e., beginning with a grant of options to purchase 10,000 ordinary shares with an exercise price equal to the fair market value of the ordinary shares on the date of the Meeting);

     o the options will become fully vested within 12 months after the date of the grant; and

     o any outstanding options that are not vested at the time of termination of the director's service with the Company will be accelerated and become fully vested and exercisable for a period of 180 days thereafter, unless termination was due to the director's resignation or for one of the causes set forth in the Companies Law.

     Since the Proxy Statements furnished to the Company's shareholders with respect to the Previous Grants did not address the acceleration of vesting upon termination of a director's service (as described in the last bullet above), we also propose to clarify and approve that such acceleration will also apply to the options under the Previous Grants, in the same manner as the options under the Proposed Grants.

         Pursuant to regulations promulgated under the Companies Law, we generally may not change the terms of compensation of an outside director during his or her term, except when a new outside director is elected and only if such revised terms are for the benefit of the continuing outside director. Accordingly, the following resolution, with respect to Anat Segal, our continuing outside director, is subject to the election of Mr. Zamir Bar-Zion (see Item 2 above).

     It is therefore proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the Proposed Grants of options to each of our non-employee directors, who may serve the Company from time to time, and the proposed acceleration of the vesting schedule of the options under Previous Grants, as described in the Company's Proxy Statement, are ratified and approved in all respects."

     The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

         The Board of Directors recommends a vote FOR approval of the foregoing resolution.

       ITEM 5--APPROVAL OF AN AMENDMENT TO OUR 2001 EMPLOYEE STOCK OPTION
      PLAN AND 2003 ISRAELI SHARE OPTION PLAN TO PROVIDE FOR THE ISSUANCE
              THEREUNDER OF AN ADDITIONAL 600,000 ORDINARY SHARES
                           (Item 5 on the Proxy Card)

     Our 2001 Employee Stock Option Plan, or the 2001 Plan, which we adopted in 2001, authorized the grant of options to purchase up to 1,000,000 of our ordinary shares (subject to certain adjustments). In 2003, the 2001 Plan was amended, such that the number of ordinary shares reserved for issuance under the 2001 Plan was increased by 1,000,000 ordinary shares, subsequent to which up to 2,000,000 ordinary shares were issuable under the 2001 Plan.

     Our 2003 Israeli Share Option Plan, or the 2003 Plan, which we adopted in 2003, authorized the grant of options to purchase up to 1,500,000 of our ordinary shares (subject to certain adjustments). The adoption of the 2003 Plan did not increase the total number of ordinary shares reserved for issuance under our stock option plans, but rather ordinary shares available for grant under our other outstanding stock option plans may be rolled over into the 2003 Plan according to a resolution of our Board of Directors from time to time.

     In August 2004, our shareholders approved an amendment to our 2001 Plan and 2003 Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares, such shares to be allocated between the two plans as determined by our Board of Directors from time to time.

     As of the date of this Proxy Statement, approximately 500,000 ordinary shares only are available for future option grants under the 2001 Plan and 2003 Plan.

     In light of the foregoing, our Board of Directors believes that it is necessary to increase the number of ordinary shares issuable under the 2001 Plan and the 2003 Plan by an additional 600,000 ordinary shares, so we continue to have the means to grant options under the two plans in order to attract and retain talented personnel.

     Accordingly, at the Meeting, shareholders will be asked to amend the 2001 Plan and the 2003 Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares, such shares to be allocated between the two plans as determined by our Board of Directors from time to time.

     It is therefore proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, to amend the Company's 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares, such shares to be allocated between the two plans as determined by the Board of Directors from time to time."

     The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

     The Board of Directors recommends a vote FOR approval of the foregoing resolution.

              ITEM 6--INDEMNIFICATION AND EXCULPATION OF DIRECTORS
                           (Item 6 on the Proxy Card)

     Subject to certain qualifications, the Companies Law permits a company, if its articles of association so provide, to indemnify an "office holder" for acts or omissions committed in his or her capacity as an office holder of the company for:

o a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator's award approved by court; and

o reasonable litigation expenses, including attorney's fees, expended by an office holder or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

     The Companies Law provides that a company's articles of association may permit the company to indemnify an office holder following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified. It also permits the company to undertake in advance to indemnify an office holder, provided that the undertaking is limited to types of occurrences, which, in the opinion of the company's board of directors, are, at the time of giving the undertaking, foreseeable and to an amount the board of directors has determined is reasonable in the circumstances.

     The Companies Law also provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his duty of care.

     The term "office holder" of a company is defined under the Companies Law to include any person who, either formally or in substance, serves as a director, general manager or chief executive officer, or other executive officer who reports directly to the general manager or chief executive officer of a company.

     At the extraordinary general meeting of our shareholders in September 2000, our Articles of Association were amended to, among other things, contain provisions consistent with the provisions of the Companies Law relating to indemnification and exculpation of our office holders. At that meeting, our shareholders also approved that we may enter into indemnification agreements, in the form presented at that meeting, together with any changes thereto determined by the Chief Executive Officer of the Company (or in the case of his indemnification agreement, as determined by the Chief Financial Officer of the
Company) to be desirable. The form of indemnification agreement that was approved by our shareholders includes a provision under which we will exculpate the office holder from liability for damages sustained by a breach of duty of care to our company. The Proxy Statement furnished to the Company's shareholders with respect to the foregoing meeting mentioned only the Company's directors and did not mention explicitly the Company's directors who may serve from time to time in the future. To avoid any doubt about the authority of the Company to prospectively undertake to indemnify and exculpate any of its directors who may serve the Company from time to time, it is proposed to adopt a clarifying resolution at the Meeting. In addition, we have made certain modifications to our form of indemnification agreement, a copy of which is attached as Annex A hereto. The changes are primarily designed to (1) clarify that the aggregate liability of the Company for all persons shall not exceed an amount equal to $10 million (as was approved by the shareholders in September 2000), (2) specify the actions or events that would entitle the office holder to receive indemnification, and (3) clarify the procedures to be taken by the office holder and the Company upon the occurrence of an indemnifiable event.

     Under the Companies Law, an undertaking to indemnify or indemnification of, and exculpation of, an office holder requires the approval of the audit committee and board of directors and if such office holder is a director, also the shareholders, in that order. Our Audit Committee and Board of Directors approved the following resolution, subject to shareholder approval.

     It is therefore proposed that at the Meeting the following resolution will be adopted:

     "RESOLVED, to approve, ratify and clarify the Company's authority to indemnify and exculpate each director of the Company, who may serve the Company from time to time, to the fullest extent permitted by law, and to provide him or her with an Indemnification Agreement, substantially in the form attached as Annex A to the Company's Proxy Statement, and any amendments and supplements thereto that do not materially increase the obligations of the Company and that are approved by the Audit Committee and Board of Directors of the Company; provided that the total amount of indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters set forth in the Indemnification Agreement, jointly and in the aggregate, shall not exceed an amount equal to $10 million."

     The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

     The Board of Directors recommends a vote FOR approval of the foregoing resolution.

               ITEM 7--DIRECTORS AND OFFICERS LIABILITY INSURANCE
                           (Item 7 on the Proxy Card)

     The Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him in his capacity as an office holder, for:

o    a breach of his duty of care to us or to another person;

o breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

o    a financial liability imposed upon him in favor of another person.

     Our Articles of Association provide that we may enter into a contract for the insurance of the liability, in whole or in part, of any of our office holders, to the maximum extent permitted by the Companies Law. We currently maintain directors and officers' liability insurance with a per claim and aggregate coverage limit of $10 million, including legal costs incurred. The insurance policy will expire in July 2005, and, following approval of our Audit Committee and Board of Directors, we intend to enter into a new directors and officers' liability insurance policy with a maximum annual premium of $500,000, effective from July 2005 through July 2006 (the "2005 Policy Period"). Our Audit Committee and Board of Directors also approved, subject to shareholder approval, any renewal, extension of such insurance policy and/or purchase of a new policy for all directors and officers of the Company; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) the annual premium will not exceed $500,000.

     Under the Companies Law, the procurement of insurance coverage for office holders requires the approval of the audit committee and board of directors, and if such office holder is a director, also the shareholders, in that order. Our Audit Committee and Board of Directors approved the following resolution, subject to shareholder approval.

     It is therefore proposed that at the Meeting the following resolutions be adopted:

     "RESOLVED, that the procurement by the Company of directors and officers' liability insurance policy for the 2005 Policy Period in respect of all directors of the Company, who may serve the Company from time to time, is hereby approved and ratified; and that the management of the Company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the Company, contracts for such insurance, upon the terms and conditions so negotiated; provided that the annual premium shall not exceed $500,000; and

     RESOLVED FURTHER, that any renewal, extension and/or purchase of a new directors and officers' liability insurance policy in respect of all directors of the Company, who may serve the Company from time to time, is hereby approved; and that the management of the Company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the Company, contracts for such renewal, extension and/or purchase of insurance, upon the terms and conditions so negotiated; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors and (ii) the annual premium will not be more than $500,000; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy in accordance with these resolutions."

     The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

     The Board of Directors recommends a vote FOR approval of the foregoing resolution.

                 ITEM 8--RE-APPOINTMENT OF INDEPENDENT AUDITORS
                           (Item 8 on the Proxy Card)

     Our Board of Directors first appointed Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member of Ernst & Young Global, as our auditors in 1992 and has reappointed the firm as our auditors since such time.

     At the Meeting, the shareholders will be asked to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer, and other accountants affiliated with Ernst & Young Global, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our Audit Committee and Board of Directors believe that the independence of Kost Forer Gabbay & Kasierer is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

     At the Meeting, the shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the compensation of our independent auditors. With respect to the year 2003, we paid Kost Forer Gabbay & Kasierer approximately $173,000 for auditing and audit-related services and approximately $18,500 for tax related services.

     It is therefore proposed that at the Meeting the following resolution be adopted:

     "RESOLVED, that the reappointment of the Kost Forer Gabbay & Kasierer as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee of the Board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services."

     The affirmative vote of a majority of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt the foregoing resolution.

     The Board of Directors recommends a vote FOR approval of the foregoing resolution.

             DISCUSSION OF AUDITORS' REPORT AND FINANCIAL STATEMENTS

     At the Annual General Meeting, the Auditors' Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2003, will be presented for discussion, as required by the Companies Law. The foregoing Auditors' Report and Consolidated Financial Statements, as well as our annual report on Form 20-F/A for the year ended December 31, 2003 (filed with the SEC on November 22, 2004), may be viewed on our website - www.attunity.com or through the EDGAR website of the SEC at www.sec.gov.

     None of the Auditors' Report, the Consolidated Financial Statements, the Form 20-F/A and the contents of our website form part of the proxy solicitation material.

     This item will not involve a vote of the shareholders.

                                  OTHER MATTERS

     The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of 2004 Annual
Meeting of Shareholders and no other matter shall be on the agenda of the Meeting.


                                            By order of the Board of Directors,
                                                /s/Shimon Alon
                                                SHIMON ALON
                                            Chairman of the Board of Directors

                                                /s/Dror Harel-Elkayam
                                                DROR HAREL-ELKAYAM
                                                VP Finance & Secretary
November 23, 2004

Annex A (Form of Indemnification Letter)

                                  ATTUNITY LTD.
                               Einstein Building,
                              Tiral Hacarmel 39101
                                     Israel


To:                                                        Date: _______________
______________

______________

Re: Indemnification Agreement
    -------------------------

Dear _____________:


WHEREAS, it is in the best interest of Attunity Ltd. (the "Company") to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming more reluctant to serve publicly-held companies unless they are provided with adequate protection thorough insurance, indemnification and exculpation in connection with such service; and

WHEREAS, you are a director, officer and/or employee of the Company and/or its subsidiaries, and in order to enhance your continued service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification and exculpation to the fullest extent permitted by law;

NOW, THEREFORE, in consideration of your continuing to serve the Company, the parties agree as follows:

1. Indemnification. The Company shall indemnify you, to the maximum extent permitted by applicable law, for the following events ("Indemnifiable Events"):

     1.1 any financial obligation imposed on you in favor of a third party by a court judgment, including a settlement or an arbitrator's award approved by court, for an act or omission performed by you in your capacity as a director, officer and/or employee of the Company and/or its subsidiaries; and

     1.2 all reasonable legal expenses, including attorneys' fees, expended by or charged to you or adjudicated against you, by a court in a proceeding commenced against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you were acquitted, or in any criminal proceedings which does not require proof of intent (in which you were convicted), all in respect of actions or omissions performed in your capacity as a director, officer and/or employee of the Company and/or its subsidiaries.

The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a "Subsidiary") or in your capacity as a director, or observer at board of directors' meetings, of a company not controlled by the Company but where your appointment as such a director or observer results from the Company's holdings in such company or is made at the Company's request ("Affiliate").

The Company will indemnify you even if at the relevant time you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the date hereof.

2. Scope of Indemnity. The Company will not indemnify you for any amount you may be obligated to pay in respect of:

     2.1 a breach of your duty of loyalty, except for a breach while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

     2.2 a willful breach of the duty of care or reckless disregard for the circumstances or the consequences of a breach of the duty of care;

     2.3  an act with intent to unlawfully realize personal gain; or

     2.4  a fine or penalty imposed upon you for an offense.

     In addition, the indemnification will be limited to the matters described in paragraph 1.1 above insofar as they result from your actions in the matters set forth in Exhibit A hereto or in connection therewith.

3. Advancements. If so requested by you, the Company shall advance an amount (or amounts) to cover your reasonable legal expenses, including attorneys' fees, with respect to which you are entitled to be indemnified under paragraph 1 above. These advancements will be made available to you on the date on which such amounts are first payable by you, and with respect to items referred to in paragraph 1.2 above, even prior to a court decision.

     The obligation of the Company to make such advances shall be subject to the condition that, if, when and to the extent that it is determined that you were not entitled to be so indemnified under applicable law, you hereby agree to promptly reimburse the Company for all such amounts theretofore advanced, except that advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime, which requires criminal intent. As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4. Limitiation of Indemnity. The total amount of indemnification that the Company undertakes towards all persons whom it has been resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to 10 Million US Dollars, according to the representative rate of exchange, or any other official rate of exchange that may replace it, at the time of indebtedness or such greater sum as shall, from time to time, be approved by the shareholders of the Company, following approval (where required under the Israeli Companies Law, 5759-1999) by the Audit Committee and Board of Directors of the Company.

5. Subrogation. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder. The provisions of paragraph 1 above to the contrary notwithstanding, no payment hereunder shall be made to you in connection with an Indemnifiable Event for which payment is actually paid to you under a valid and collectible insurance policy or under a valid and enforceable indemnity clause or agreement, except in respect of any excess beyond the payment under such insurance, clause or agreement, within the limits set forth in Section 4 above.

NOTIFICATION AND DEFENSE OF CLAIM
---------------------------------

6.   Notice  and  Defense  of  Indemnifiable   Events.   In  all   indemnifiable
     circumstances indemnification will be subject to the following:

     6.1 You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings. Similarly, you must advise the Company on an ongoing and current basis concerning all events that you suspect may give rise to the initiation of legal proceedings against you.

     6.2 Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

          For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Agreement and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to Agreement and/or pursuant to law.

     6.3 You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

     6.4 If, in accordance to paragraph 6.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Agreement or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

     6.5 The Company will have no liability or obligation pursuant to this Agreement or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company's consent to such compromise or settlement.

     6.6 If required by law, the Company's authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

EXCULPATION
-----------

7. Subject to the provisions of the Companies Law, the Company will exculpate you from liability, or any party of a liability, for damages sustained by a breach of duty of care to the Company.

GOVERNING LAW
-------------

10. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel.

Miscellaneous
-------------

11. This Agreement is being issued to you pursuant to the resolutions adopted by the Audit Committee and the Board of Directors of the Company on November 22, 2004, and by the shareholders of the Company on December 27, 2004.

12. For the avoidance of doubt, it is hereby clarified that nothing contained in this Agreement derogate from the Company's right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraph 4 above.

13. If any undertaking included in this Agreement is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings that will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14. This Agreement cancels any preceding letter of indemnification that may have been issued to you.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents thereof.

Very truly yours,

ATTUNITY LTD.

By:      ___________________
Title:   ___________________



ACKNOWLEDGMENT OF AGREEMENT:



__________________________________

Date:    _________________________

                                    EXHIBIT A
                                    ---------

1. The offering of securities by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

2. Occurrences resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

3. Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

4.   The  sale,   purchase  and  holding  of  negotiable   securities  or  other
     investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5. Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

6. Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

7. Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

8. Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

9.   Actions  in  connection  with the  testing  of  products  developed  by the
     Company,   Subsidiaries   and/or  Affiliates  or  in  connection  with  the
     distribution, sale, license or use of such products;

10. Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

11. Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not.

                                                                          ITEM 2

                                  ATTUNITY LTD

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Aki Ratner and Dror Elkayam, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd (the
"Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 27, 2004 at 10:00 a.m. at the offices of the Company, 8 Aba Even Boulevard, Herzelia Pituach, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR IN ITEM 1 AND (ii) PROPOSALS 2 THROUGH 8.

                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                  ATTUNITY LTD

                                December 27, 2004

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
       THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE
           NOMINEES FOR DIRECTOR IN ITEM 1 AND PROPOSALS 2 THROUGH 8.
         PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
--------------------------------------------------------------------------------

1.   The election of five directors.

     [ ]     FOR ALL NOMINEES

     [ ]     WITHHOLD AUTHORITY FOR ALL NOMINEES

     [ ]     FOR ALL EXCEPT (See instructions below)

          NOMINEES:
         ( )  Shimon Alon
         ( )  Dov Biran
         ( )  Dan Falk
         ( )  Aki Ratner
         ( )  Ron Zuckerman

INSTRUCTION:     To withhold  authority to vote for any  individual  nominee(s),
------------     mark "FOR ALL EXCEPT" and fill in the circle next to each
                 nominee you wish to withhold, as shown here: (X)

2.   To elect Mr. Zamir Bar-Zion as outside director.

            [ ]FOR           [ ]AGAINST          [ ]ABSTAIN

3.   To  clarify  and  approve  compensation  for  the  Company's   non-employee
     directors.

            [ ]FOR           [ ]AGAINST          [ ]ABSTAIN

4. To clarify and approve the grant of options to the Company's non-employee directors.

            [ ]FOR           [ ]AGAINST          [ ]ABSTAIN

5. To amend the Company's 2001 Employee Stock Option Plan and 2003 Israeli Share Option Plan to provide for the issuance thereunder of an additional 600,000 ordinary shares.

            [ ]FOR           [ ]AGAINST          [ ]ABSTAIN

6. To ratify and approve terms of indemnification and exculpation of the Company's directors.

            [ ]FOR           [ ]AGAINST          [ ]ABSTAIN

7. To ratify and approve terms of procurement of directors and officers' liability insurance policy.

            [ ]FOR           [ ]AGAINST          [ ]ABSTAIN

8. To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent auditors and to authorize the board of directors to delegate to the audit committee the authority to fix the said independent auditors' remuneration in accordance with the volume and nature of their services.

            [ ]FOR           [ ]AGAINST          [ ]ABSTAIN

     To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]

Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                              (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: December 2, 2004